SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2008
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2008	EKSPORTFINANS ASA
	By:	/s/ GISELE MARCHAND
		Name:	Gisele Marchand
		Title:	President and Chief Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated March 13, 2008.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.

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STOCK EXCHANGE NOTIFICATION
March 13, 2008
Eksportfinans ASA — Increase of capital and security against unrealized losses
     As informed in previous stock exchange notification on January 18 2008, Eksportfinans ASA increases equity by NOK 1,2 billion. The increase in equity was decided by an extraordinary general assembly today, and it is signed by all of Eksportfinans’ shareholders. All of the owner banks participate on a pro rata basis. The issuance takes place against a background of unrealized losses in the company’s liquidity portfolio.
     In addition, Eksportfinans ASA entered into an agreement with some of its owner banks where these owner banks guarantee for further unrealized losses in the liquidity portfolio for an amount of up to NOK 5 billion. The guarantee depends on approval by the company’s ordinary general assembly on April 3, 2008, and all of Eksportfinans’ shareholders will be given the opportunity to participate in the agreement on a pro rata basis. Eksportfinans consulted DnB NOR Markets as advisor for the transactions.
Financial results 2007
The Board of Directors has approved today the Director’s report and financial statement for 2007. Final approval of the financial statement will take place on the company’s ordinary general assembly on April 3, 2008.
The documents are available on www.eksportfinans.no.
For further information, please contact:
Gisele Marchand,
President and CEO
tel: +47 41 51 74 89
e-mail gma@eksportfinans.no
Elise Lindbæk
Head of Communications
tel: +47 90 51 82 50
e-mail: el@eksportfinans.no

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